EXHIBIT 12

TD Ameritrade Holding Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

	Fiscal Year Ended September 30,
	2018	2017	2016	2015	2014
Determination of earnings:
Pre-tax income	$1,887	$1,394	$1,265	$1,288	$1,270
Fixed charges	149	99	78	65	47
Less: Capitalized interest	(1)	(1)	(1)	—	—
Undistributed income of equity investee	—	—	—	—	—
Earnings (A)	$2,035	$1,492	$1,342	$1,353	$1,317
Fixed charges:
Interest on borrowings (1)	$99	$71	$53	$43	$25
Capitalized interest	1	1	1	—	—
Brokerage interest expense	21	9	7	6	6
Interest portion of rent expense	28	18	17	16	16
Total fixed charges (B)	$149	$99	$78	$65	$47
Ratio of earnings to fixed charges (A) ÷ (B)	13.7	15.1	17.2	20.8	28.0
Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	15.7	16.5	18.8	22.8	32.0

(1) Interest on borrowings includes amortization of capitalized debt issuance costs.
(2) Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.